January 22, 2026

Michael Anderson
Chief Executive Officer and President
National Healthcare Properties, Inc.
540 Madison Ave, 27th Floor
New York, NY 10022

       Re: National Healthcare Properties, Inc.
           Draft Registration Statement on Form S-11
           Submitted January 16, 2025
           CIK No. 0001561032
Dear Michael Anderson:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Christian G. Kurtz